EXHIBIT 99.2

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

New CEO for Telkom

Telkom today announced the appointment of Leapeetswe Rapula Radiala (Papi) Molotsane as Chief Executive Officer, effective 1 September 2005.

Mr Molotsane is currently the Group Executive of Transnet and has a broad-based professional background in engineering, systems, operations, sales, marketing and human resources. He has proven leadership ability and extensive managerial experience. Mr Molotsane is a director of Arivia.kom, SA America’s Cup Challenge and Fike Investment (Pty) Ltd. Mr Molotsane qualifications include a Bachelor of Science in Business, a Bachelor of Engineering Technology and Master of Science in Business Administration. Mr Molotsane also completed the reputed Stanford Executive Programme in the USA.

Mr Molotsane takes over from Telkom’s incumbent CEO, Sizwe Nxasana, who has been at the helm of Africa’s largest communications provider since April 1998. Nxasana decided not to renew his contract after December 31, 2005 for personal reasons. Nxasana will leave Telkom once a structured hand-over process to Mr Molotsane has been completed.

Chairman of Telkom, Nomazizi Mtshotshisa, commented: “Mr Molotsane has the skills and the leadership style that the Board believes are required to deliver Telkom’s growth strategy and commitments in an increasingly competitive telecommunications environment. He will lead an extremely capable and representative management team and dedicated family of employees that have proven their ability to rise to the challenges and opportunities of a modern South African business. We extend a warm welcome to Mr Molotsane and wish him well steering Telkom into an exciting new phase of development.”

“Telkom’s vision is to be a leading communications provider. Telkom has chosen to increase its focus on specific growth opportunities while continuing to balance the needs of all its stakeholders. I am honoured and inspired to be taking on this role at this time with a mandate to pursue leadership in all spheres of Telkom’s business. I am looking forward to working with the Telkom team and leading Telkom in an exciting and challenging telecommunications market” said Mr Molotsane.

The Chairman also announced that the Telkom Board had decided to streamline the top structure of the company to ensure optimal reporting lines and executive focus. This will involve a reshuffle of certain positions held by current executives and has led to the appointment of Mr

Reuben September as the Chief Operating Officer and Mr Mandla Ngcobo as the Chief Corporate Affairs.

The new structure will take effect from 1 September 2005.

Pretoria

17 August 2005